FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2006
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed second quarter results ended March 2006, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
conformed
quarter
results and
half-year
ended March
2006
1st
2nd
3rd
4th

Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the six months ended March 2006
** Estimate as at 31 March 2006
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
Coated fine paper
■
Uncoated fine paper
■
Coated specialities
■
Packaging and
newsprint
■
Pulp
■
Other
63%
5%
9%
9%
12%
2%
■
North America
■
Europe
■
Southern Africa
■
Asia and other
30%
41%
16%
13%
■
North America
■
Europe
■
Southern Africa
29%
45%
26%
■
South Africa
■
North America
■
Europe and ROW †
50%
40%
10%

●
Strong demand growth
●
Headline EPS 5 US cents; EPS 4 US cents
●
Limited price increase realisation
●
Continued input cost pressure
●
Strong Rand depresses earnings
●
19 US cents plantation fair value gain
summary
Quarter Half-year
ended ended
March
Dec March
March
March
2006
2005 2005**
2006
2005**
Sales (US$ million)
1,256
1,175 1,230
2,431
2,486
Operating profit (US$ million)
59
49 55
108
67
Operating profit to sales (%)
4.7
4.2 4.5
4.4
2.7
EBITDA (US$ million) *
176
163 180
339
317
EPS (US cents)
4
– 18
4
10
Headline EPS (US cents) *
5
1 20
6
30
* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
** Comparative amounts have been restated to take into account the effect of the adoption of International Financial Reporting
Standards (Refer to note 2).
financial highlights

Our performance continued to be disappointing in the quarter with the non-cash fair value plantation credit lifting an otherwise negative result to a net profit of US$9 million compared to US$40 million a year earlier.
In general, demand levels for our products have been strong and the primary reasons for our weak performance were rising input costs and unplanned maintenance at our Somerset and Ngodwana mills as well as poor output at several mills.
By the end of the quarter we had realised slightly higher prices in Europe and in North America.
Group sales were US$1.3 billion for the quarter, an increase of US$26 million compared to the year earlier mainly as a result of a 3% increase in volume.
Escalating energy prices together with high wood and chemicals prices impacted our pre-tax results by
US$7 million compared to the prior quarter and US$38 million compared to a year earlier. Rising pulp prices, which affect the European business are usually compensated by pulp sales from the South African business, but this was offset this quarter by the strengthening of the Rand.
The fair value adjustment on plantations, net after fellings, was US$60 million before tax for the quarter.
This is significantly higher than the US$7 million gain reported in the prior quarter and the US$3 million gain a year ago, as a result of higher hardwood pulpwood prices in the quarter. These adjustments cannot continue indefinitely and we may expect a reversal at some time in the future.
We recorded a pre-tax charge for the closure of Nash mill (UK) of US$10 million. No revaluation was made for the potential development value of the land. The mill’s customers will in future be supplied from other
Sappi operations and the closure is not expected to have a significant impact on operating profit.
Our operating profit for the quarter was US$59 million compared to US$55 million a year ago and
US$49 million in the prior quarter.
The tax of US$19 million for the quarter represents an effective rate of 68%. The high effective tax rate is a result of unrelieved tax losses in certain countries. This will only change when profitability improves in those countries. It was, however, lower than the prior quarter which included tax on the dividend (secondary tax on companies). The equivalent quarter last year was impacted by a tax credit resulting from the reduction of the
South African tax rate from 30% to 29%.
Headline earnings for the quarter were 5 US cents and earnings per share were 4 US cents. In the equivalent quarter last year, headline earnings were 20 US cents and earnings per share were 18 US cents.
cash flow
Cash generated by operations was US$117 million compared to US$172 million a year ago, a reduction of
US$55 million mainly as a result of lower profits excluding fair value adjustments. Working capital increased by US$33 million in the quarter (second quarter 2005: US$104 million).
The annual dividend of US$68 million which was declared in November 2005 was paid in the quarter.
Capital expenditure for the quarter was US$67 million, representing 68% of the depreciation charge for the period. We expect a similar level for the full year.
comment
sappi limited – second quarter page 2

operating review for the quarter
Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
March 2006
March 2005 % Dec 2005
US$ million
US$ million change US$ million
Sales
1,018
982 3.7 943
Operating (loss) profit
(6)
24 – 15
Operating (loss) profit to sales (%)
(0.6)
2.4 – 1.6
Despite strong sales volumes, which were up approximately 9% compared to a year ago, the business recorded an operating loss of US$6 million in the quarter. Against a background of increasing raw material and energy input costs, achieving higher prices and managing the realisation of better margins remains a key issue in each of the regions.
Europe
Quarter
Quarter Quarter
ended
ended % % ended
March 2006
March 2005 change change Dec 2005
US$ million
US$ million (US$) (Euro) US$ million
Sales
569
571 (0.4) 9.0 520
Operating profit
6
23 (73.9) (71.5) 14
Operating profit to sales (%)
1.1
4.0 – – 2.7
Demand for our products remains strong, particularly in Germany and eastern Europe, and our sales volume was up 7.5% compared to a year earlier. Realisation of our price increase has not been sufficient to offset the rise in our input costs (led by energy and wood costs), resulting in unacceptable margins.
North America
Quarter
Quarter Quarter
ended
ended ended
March 2006
March 2005 % Dec 2005
US$ million
US$ million change US$ million
Sales
367
339 8.3 345
Operating (loss) profit
(10)
1 – 1
Operating (loss) profit to sales (%)
(2.7)
0.3 – 0.3
Our sales volume increased strongly relative to a year earlier and the prior quarter but high input costs and product mix diminished the impact of higher prices and put further pressure on our margins. The slower than planned achievement of the Muskegon restructuring benefits resulted mainly from a slower ramp up of output and changes to the product range. These savings will take until the end of the year to achieve.
Significant production cost variances arising from unplanned production issues have also impacted our margins.
sappi limited – second quarter page 3

Fine Paper South Africa
Quarter
Quarter Quarter
ended
ended % % ended
March 2006
March 2005 change change Dec 2005
US$ million
US$ million (US$) (Rand) US$ million
Sales
82
72 13.9 18.2 78
Operating loss
(2)
– – – –
Operating loss to sales (%)
(2.4)
– – – –
Sales volumes in the domestic market remained strong in the quarter and export volumes increased.
The strong Rand contributed to competitive pricing in the domestic market and put pressure on margins.
Forest Products
Quarter
Quarter Quarter
ended
ended % % ended
March 2006
March 2005 change change Dec 2005
US$ million
US$ million (US$) (Rand) US$ million
Sales
238
248 (4.0) (0.4) 232
Operating profit
69
32 115.6 123.9 37
Operating profit to sales (%)
29.0
12.9 – – 15.9
Demand for chemical cellulose continues to be strong and in the domestic market demand for our other products was generally buoyant. The underlying performance of this business was unfavourably affected by unplanned production stoppages at several mills resulting in reduced output and higher operating costs.
The strong Rand more than offset the effect of rising pulp prices and the exchange rate continues to affect margins in the containerboard business. Pulp prices (NBSK) increased by US$30 per ton by the end of the quarter relative to the prior quarter end. There has been another NBSK pulp price increase announced subsequent to the quarter end.
The operating profit includes US$60 million of plantation fair value adjustment net of fellings.
Subsequent to the quarter we announced our intention to sell a 25% interest in our plantation land
(without the trees) to a black economic empowerment consortium for approximately US$36 million, which will be vendor financed. We expect benefits to accrue from the consortium’s identification and development of opportunities on the unplantable land, which makes up 36% of the total.
sappi limited – second quarter page 4
operating review for the quarter (continued)

outlook
Demand for our products continues to be positive and the global coated fine paper industry operating rate is at one of the highest levels seen in at least the last 15 years.
We have already identified significant cost improvements and operating efficiencies which without any benefit of price increases could substantially improve earnings. These improvements are being addressed vigorously and are likely to start having an impact towards the end of the financial year.
In the current cost environment, our pricing model in many markets has led to a significant proportion of business being conducted at unprofitable levels. We are in the process of changing this. Furthermore, we are limiting the time horizon on which we will commit prices. We are evaluating the effectiveness and the costs of our distribution model and will be working with our distribution partners to streamline the supply chain. During this process, average selling prices should continue to rise.
To reverse the trend of continuing consumption of cash, we have cut back capital expenditure and we will rigorously manage our working capital – in particular our finished goods inventories, and will curtail manufacturing operations whenever necessary to ensure that we operate to our customers’ requirements at a normalised inventory holding.
We do not expect to see much impact from our turnaround actions next quarter and are likely to see a similar underlying result to the current quarter.
changes of directors
As previously announced, Jonathan Leslie resigned as Chief Executive of the group on 5 March 2006.
Sir Nigel Rudd was appointed a non-excutive director of Sappi Limited with effect from 3 April 2006.
On behalf of the Board
E van As
D G Wilson
Director
Director
8 May 2006
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284
sappi limited – second quarter page 5
operating review for the quarter (continued)

sappi limited – second quarter page 6
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements

conformed financial results
for the quarter and half-year ended March 2006

Form S-8 Version
sappi limited – second quarter page 7

group income statement
sappi limited – second quarter page 8
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005%
March 2006
March 2005 % Sept 2005
US$ million
US$ million     change
US$ million
US$ million     change    US$ million
Sales
1,256
1,230 2.1
2,431
2,486 (2.2) 5,018
Cost of sales
1,098
1,079
2,140
2,193 4,507
Gross profit
158
151 4.6
291
293 (0.7) 511
Selling, general and
administrative expenses
87
91
170
178 361
71
60
121
115 150
Other expenses
12
5
13
48 259
Operating profit (loss)
59
55 7.3
108
67 61.2 (109)
Net finance costs
31
24
58
45 80
Net paid
33
31
65
64 125
Capitalised
–
(1)
(1)
(1) (1)
Net foreign exchange
gains
(3)
(1)
(4)
(3) (5)
Change in fair value
of financial instruments
1
(5)
(2)
(15) (39)
Profit (loss) before tax
28
31 (9.7)
50
22 127.3 (189)
Taxation – current
7
12
15
20 45
– deferred
12
(21)
26
(20) (50)
Net profit (loss)
9
40 (77.5)
9
22 (59.1) (184)
Earnings (loss)
per share (US cents)
4
18
4
10 (81)
Weighted average
number of shares
in issue (millions)
226.0
225.6
225.9
225.8 225.8
Diluted earnings
(loss) per share
(US cents)
4
18
4
10 (81)
Weighted average
number of shares
on fully diluted
basis (millions)
227.0
226.8
226.7
227.1 226.7

group balance sheet
sappi limited – second quarter page 9
Restated
Reviewed
Reviewed
March 2006
Sept 2005
US$ million
US$ million
ASSETS
Non-current assets
4,305
4,244
Property, plant and equipment
3,307
3,333
Plantations
690
604
Deferred taxation
71
70
Other non-current assets
237
237
Current assets
1,517
1,645
Inventories
765
711
Trade and other receivables
556
567
Cash and cash equivalents
196
367
Total assets
5,822
5,889
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,550
1,589
Non-current liabilities
2,492
2,547
Interest-bearing borrowings
1,503
1,600
Deferred taxation
402
367
Other non-current liabilities
587
580
Current liabilities
1,780
1,753
Interest-bearing borrowings
845
616
Bank overdraft
20
159
Other current liabilities
790
858
Taxation payable
125
120
Total equity and liabilities
5,822
5,889
Number of shares in issue at balance sheet date (millions)
226.3
225.9

group cash flow statement
sappi limited – second quarter page 10
group statement of recognised income and
expense
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
US$ million
US$ million
US$ million
US$ million      US$ million
Operating profit (loss)
59
55
108
67 (109)
Depreciation, fellings and other amortisation
117
125
231
250 490
Other non-cash items (including impairment
charges)
(59)
(8)
(100)
(3) 188
Cash generated by operations
117
172
239
314 569
Movement in working capital
(33)
(104)
(113)
(207) (30)
Net finance costs
(23)
(28)
(68)
(67) (127)
Taxation paid
(5)
(12)
(12)
(39) (43)
Dividends paid
(68)
(68)
(68)
(68) (68)
Cash (utilised in) retained from operating
activities
(12)
(40)
(22)
(67) 301
Cash effects of investing activities
(78)
(79)
(152)
(206) (379)
(90)
(119)
(174)
(273) (78)
Cash effects of financing activities
(91)
(3)
3
21 (37)
Net movement in cash and
cash equivalents
(181)
(122)
(171)
(252) (115)
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
US$ million
US$ million
US$ million
US$ million     US$ million
Pension fund asset not recognised
(2)
–
(4)
– –
Actuarial losses on pension and other post
employment benefit liabilities
–
–
–
– (62)
Deferred taxation on above items
–
–
1
– 11
Valuation allowance against deferred
tax asset on actuarial losses
–
(62)
–
(62) (62)
Exchange differences on translation
of foreign operations
31
(115)
20
64 7
Net income (expense) recorded
directly in equity
29
(177)
17
2 (106)
Net income (loss) for the period
9
40
9
22 (184)
Total recognised income (expense)
for the period
38
(137)
26
24 (290)

notes to the group results
1.
Basis of preparation
The condensed quarterly financial statements have been prepared in accordance with International
Financial Reporting Standards (IFRS). Sappi is reporting under IFRS for the first time for the year ending
September 2006. The date of first transition to IFRS is October 2004 and comparative results have been restated accordingly. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.
These quarterly results have been prepared in accordance with IAS 34 (Interim financial reporting).
The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2005, except as disclosed below.
The preliminary results for the quarter have been reviewed in terms of International Standards on
Review Engagements by the group’s auditors, Deloitte & Touche. Their unqualified review report includes an emphasis of matter that amendments to the interpretive guidance issued between the date of this announcement and the finalisation of the financial statements for the year ending September 2006, may result in changes to the restatements published. This report is available for inspection at the company’s registered offices.
2.
Effect of the first time adoption of IFRS
As discussed in Note 1, the group has adopted International Financial Reporting Standards (IFRS) in
preparing their consolidated financial statements for the year ending September 2006. For purposes of these interim financial statements, the group has developed accounting policies based on IFRS issued to date that will be effective at our reporting date of September 2006. IFRS 1, First-time Adoption of
International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements. The accounting policies used in these financial statements are subject to change up to the reporting date of our first IFRS financial statements. Management does not believe the final accounting policies will change materially from those utilised in the preparation of the accompanying interim financial statements.
The following exemptions in accordance with IFRS 1 were considered:
•     Business Combinations – IFRS 3
The group has elected not to retrospectively apply the requirements of IFRS 3 for Business
Combinations that occurred prior to October 2004.
•     Share based payments – IFRS 2
The group has applied the share based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by 1 January 2005.
Liabilities arising from cash-settled share-based payments settled after 1 January 2005 are subject to IFRS 2. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date.
sappi limited – second quarter page 11

•     The effects of changes in foreign exchange rates – IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is
October 2004.
Adjustments on adoption of IFRS
The adoption of IFRS led to changes in the Group’s financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:
•     Employee benefits – IAS 19
Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post employment benefits liabilities and a corresponding reduction in equity and deferred tax liability. These adjustments also led to a reduction in employee benefit expense in profit for the period. Sappi has elected to adopt the policy of recognising actuarial gains and losses in the period in which they occur. The gains and losses are recognised outside of profit for the period in the statement of recognised income and expense
(SORIE). Items processed through SORIE are tax effected through SORIE. Part of the first time adoption of this method of accounting included a historic analysis of all pension fund movements to determine the portion of our deferred tax balances that relate to SORIE.
•    Share based payments – IFRS 2
Sappi has recognised a charge in the income statement and set up a separate category in shareholders’ equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share options and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders’ equity as a Share Based Payment Reserve is created with the equal and opposite amount included in retained earnings.
•     Financial instruments – IAS 39
A significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in S,G&A but is included under finance costs. This caused an increase in finance costs and decrease in S,G&A of US$15 million for the year ended September 2005 (March 2005:
US$9 million).
Cash flow hedges on inter-company loans, accounted for in equity, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss.
•     The effects of changes in foreign exchange rates – IAS 21
Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is
October 2004. The Foreign Currency Translation Reserve (Non-Distributable Reserve) was
transferred to retained earnings. This IFRS change has no impact on total shareholders’ equity.
There are no other accounting policy changes relevant to the first time adoption of IFRS.
sappi limited – second quarter page 12
notes to the group results (continued)

sappi limited – second quarter page 13
Reconciliation of previous SA GAAP to IFRS for shareholders’ equity
Reviewed
Reviewed Reviewed
Year
Half-year IFRS
ended
ended transition
Sept 2005
March 2005 Oct 2004
US$ million
US$ million US$ million
Total equity presented under SA GAAP
1,881
2,151 2,157
Impact on retained earnings:
Recognition of previously unrecognised actuarial
losses – IAS 19
(340)
(289) (300)
Deferred taxation impact of IAS 19 change
43
42 93
Share based payments – IFRS 2
(20)
(15) (9)
Release of cash flow hedge reserve – IAS 39
14
9 (2)
Foreign Currency Translation Reserve cleared
at October 2004
244
244 244
Share based payment reserve – IFRS 2
20
16 9
Hedging Reserves – IAS 39
(13)
(9) 2
Foreign Currency Translation Reserve
(240)
(250) (244)
Total equity and reserves presented under IFRS
1,589
1,899 1,950
Reconciliation of previous SA GAAP to IFRS for net (loss) profit
Reviewed
Reviewed
Year
Half-year
ended
ended
Sept 2005
March 2005
US$ million
US$ million
Net loss under SA GAAP
(213)
(6)
Reduction in expense due to recognition of actuarial gains
and losses – IAS 19
23
12
Deferred taxation impact of IAS 19
1
10
Share based payment expense – IFRS 2
(10)
(5)
Gains from cash flow hedges that do not qualify for hedge
accounting – IAS 39
22
16
Deferred taxation impact of IAS 39
(7)
(5)
Net (loss) profit under IFRS
(184)
22
IFRS cash flow statement impact
The reduction in employee benefit expense attributed to an increase in operating profit (loss) and a corresponding decrease in non-cash items. Share based payment costs led to a decrease in operating profit and an increase in non-cash items. The recognition of securitised debtors caused the relating costs to be reflected under finance costs instead of included in operating profit.

notes to the group results (continued)
sappi limited – second quarter page 14
IFRS impact on debt
In accordance with IAS 39 a significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by
US$346 million and decreasing other payables by US$78 million at September 2005.
Restated Restated
Reviewed
Reviewed Reviewed
Half-year
Half-year Year
ended
ended ended
March 2006
March 2005 Sept 2005
US$ million
US$ million US$ million
3. Reconciliation of movement in shareholders’ equity
Balance – beginning of year as reported
1,881
2,157 2,157
IFRS adoption (refer note 2)
(292)
(207) (207)
Recognition of previously unrecognised actuarial
losses – IAS 19
(340)
(300) (300)
Deferred taxation impact of IAS 19 change
43
93 93
Translation differences
5
– –
Balance – beginning of year restated
1,589
1,950 1,950
Total recognised income (expense) for the period
26
24 (290)
Dividends paid
(68)
(68) (68)
Share buybacks net of transfers to participants
of the share purchase trust
(1)
(14) (14)
Share based payment reserve
4
7 11
Balance – end of period
1,550
1,899 1,589

sappi limited – second quarter page 15
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
US$ million
US$ million
US$ million
US$ million US$ million
4. Operating profit
Included in operating profit are
the following non-cash items:
Depreciation and amortisation
Depreciation of property,
plant and equipment
98
108
195
216 422
Other amortisation
1
–
1
1 2
99
108
196
217 424
Impairment of property,
plant and equipment
4
1
5
42 233
Impairment of other assets
–
–
–
– 3
Impairment reversal of property,
plant and equipment
–
–
–
– (4)
103
109
201
259 656
Fair value adjustment gains
on plantations (included in
cost of sales)
Changes in volume
Fellings *
18
17
35
33 66
Growth
(21)
(19)
(35)
(33) (58)
(3)
(2)
–
– 8
Changes in fair value
(57)
(1)
(67)
(17) (60)
(60)
(3)
(67)
(17) (52)
The above fair value adjustment
gains have been offset
by silviculture costs
12
11
22
22 45
* The amount charged against the income statement representing the standing value of plantations harvested.

sappi limited – second quarter page 16
notes to the group results (continued)
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
US$ million
US$ million
US$ million
US$ million US$ million
5. Capital expenditure
Property, plant and equipment
67
60
139
138 345
Reviewed
Reviewed
March 2006
Sept 2005
US$ million
US$ million
6. Capital commitments
Contracted but not provided
130
115
Approved but not contracted
171
198
301
313
7. Contingent liabilities
Guarantees and suretyships
54
86
Other contingent liabilities
11
11

supplemental information
sappi limited – second quarter page 17
additional information
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
US$ million
US$ million
US$ million
US$ million US$ million
1. Net profit (loss) to EBITDA
(1)
reconciliation
Net profit (loss)
9
40
9
22 (184)
Net finance costs
31
24
58
45 80
Taxation – current
7
12
15
20 45
– deferred
12
(21)
26
(20) (50)
Depreciation
98
108
195
216 422
Amortisation
(including fellings)
19
17
36
34 68
EBITDA
(1) (2)
176
180
339
317 381
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit.
As a result our definition retains other income/expenses as part of EBITDA.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under
IFRS. EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with IFRS.
EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

sappi limited – second quarter page 18
supplemental information
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
US$ million
US$ million
US$ million
US$ million US$ million
2. Calculation of Headline earnings *
Net profit (loss)
9
40
9
22 (184)
(Profit) loss on disposal of business
and property, plant and equipment
(2)
–
(2)
– 2
Write-off of assets
1
3
2
4 6
Impairment of property, plant
and equipment
4
1
5
42 219
Debt restructuring costs
–
–
–
– 2
Headline earnings
12
44
14
68 45
Headline earnings per share
Headline earnings per share (US cents) *
5
20
6
30 20
Weighted average number
of shares in issue (millions)
226.0
225.6
225.9
225.8 225.8
Diluted headline earnings
per share (US cents) *
5
19
6
30 20
Weighted average number of shares
on fully diluted basis (millions)
227.0
226.8
226.7
227.1 226.7
* Headline earnings disclosure is required by the JSE Limited.
3. exchange rates
March
Dec Sept June March
2006
2005 2005 2005 2005
Exchange rates:
Period end rate: US $1 = ZAR
6.1655
6.3275 6.3656 6.7041 6.2059
Average rate for the Quarter: US $1 = ZAR
6.1858
6.4795 6.5289 6.3738 5.9577
Average rate for the YTD: US $1 = ZAR
6.3334
6.4795 6.2418 6.1732 6.0632
Period end rate: EUR 1 = US$
1.2119
1.1843 1.2030 1.2097 1.2982
Average rate for the Quarter: EUR 1 = US$
1.1983
1.1915 1.2139 1.2678 1.3110
Average rate for the YTD: EUR 1 = US$
1.1964
1.1915 1.2659 1.2811 1.2911
The financial results of entities with reporting currencies other than the US Dollar are translated into
US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

sappi limited – second quarter page 19
supplemental information
regional information
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005
March 2006
March 2005 Sept 2005
Metric tons
Metric tons %
Metric tons
Metric tons %  Metric tons
(000’s)
(000’s)    change
(000’s)
(000’s)   change (000’s)
Sales
Fine Paper – North America
365
331 10.3
709
681 4.1 1,433
Europe
646
601 7.5
1,248
1,216 2.6 2,427
Southern Africa
79
69 14.5
158
147 7.5 317
Total
1,090
1,001 8.9
2,115
2,044 3.5 4,177
Forest Products – Pulp and paper
operations
347
389 (10.8)
702
780 (10.0) 1,565
Forestry operations
372
369 0.8
748
750 (0.3) 1,737
Total
1,809
1,759 2.8
3,565
3,574 (0.3) 7,479
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005%
March 2006
March 2005 %   Sept 2005
US$ million
US$ million change
US$ million
US$ million change  US$ million
Sales
Fine Paper – North America
367
339 8.3
712
696 2.3 1,458
Europe
569
571 (0.4)
1,089
1,145 (4.9) 2,239
Southern Africa
82
72 13.9
160
155 3.2 323
Total
1,018
982 3.7
1,961
1,996 (1.8) 4,020
Forest Products – Pulp and paper
operations
215
230 (6.5)
427
452 (5.5) 908
Forestry operations
23
18 27.8
43
38 13.2 90
Total
1,256
1,230 2.1
2,431
2,486 (2.2) 5,018

sappi limited – second quarter page 20
supplemental information
Restated Restated Restated
Reviewed
Reviewed
Reviewed
Reviewed Reviewed
Quarter
Quarter
Half-year
Half-year Year
ended
ended
ended
ended ended
March 2006
March 2005%
March 2006
March 2005 %    Sept 2005
US$ million
US$ million change
US$ million
US$ million change   US$ million
Operating profit
Fine Paper – North America
(10)
1 –
(9)
(12) 25.0 (259)
Europe
6
23 (73.9)
20
54 (63.0) 84
Southern Africa
(2)
– –
(2)
3 – (11)
Total
(6)
24 –
9
45 (80.0) (186)
Forest Products
69
32 115.6
106
25 324.0 83
Corporate
(4)
(1) (300.0)
(7)
(3) (133.3) (6)
Total
59
55 7.3
103
67 61.2 (109)

sappi limited – second quarter page 21
note:(1 ADR = 1 sappi share)
sappi ordinary shares
ADR price (NYSE TICKER: SPP)
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
18
16
14
12
10
8
6
4
2
0
1 Apr
2006
5 May
2006
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
120
100
80
60
40
20
0
1 Apr
2006
5 May
2006

this report is available on the Sappi website
www.sappi.com
Transfer secretaries
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:   May 17, 2006
SAPPI LIMITED,
by:  /s/ D. G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance